UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)1
(Amendment No. 1)

Allegheny Technologies Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

01741R102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)

☐      Rule 13d-1(c)

☐      Rule 13d-1(d)
________________________________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 01741R102

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Trustees of General Electric Pension Trust I.R.S. # 14-6015763

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,113,836

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8.	SHARED DISPOSITIVE POWER

2,113,836

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,113,836

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.99% (4.80% if aggregated with the shares beneficially owned by the other Reporting Persons (as defined in the Introductory Note))2

12.	TYPE OF REPORTING PERSON *

EP
___________________
2	This percentage is based on 106,359,804 shares of Common Stock outstanding as of December 31, 2011, as reported by Bloomberg via the Bloomberg Terminal.

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CUSIP No. 01741R102

1.	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

GE Asset Management Incorporated, as Investment Manager of GEPT (as defined below) and as Investment Adviser to certain other entities and accounts
I.R.S. #06-1238874

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
	(a) ☐
	(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5.	SOLE VOTING POWER

NUMBER OF		2,995,197

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,113,836

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,995,197

WITH:	8.	SHARED DISPOSITIVE POWER

		2,113,836

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,109,033

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	(SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.80%3

12.	TYPE OF REPORTING PERSON *

	IA, CO

3	This percentage is based on 106,359,804 shares of Common Stock outstanding as of December 31, 2011, as reported by Bloomberg via the Bloomberg Terminal.

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CUSIP No. 01741R102

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Company I.R.S. #14-0689340

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

	5.	SOLE VOTING POWER

NUMBER OF		Disclaimed (see 9 below)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Disclaimed (see 9 below)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Disclaimed (see 9 below)

WITH:	8.	SHARED DISPOSITIVE POWER

Disclaimed (see 9 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficial ownership of all shares disclaimed by General Electric Company

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☒ Disclaimed (see 9 above)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Not Applicable (see 9 above)

12.	TYPE OF REPORTING PERSON *

CO

* SEE INSTRUCTIONS BEFORE FILING OUT!

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CUSIP No. 01741R102

INTRODUCTORY NOTE:  This Amendment No. 1 amends the Schedule 13G filed on behalf of General Electric Company, a New York corporation ("GE"), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEAM") and the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT") on February 14, 2011 (the "Schedule 13G”).  GEAM is a registered investment adviser and acts as Investment Manager of GEPT and as Investment Adviser to certain other entities and accounts.  GEAM may be deemed to be the beneficial owner of 2,113,836 shares of Common Stock of Allegheny Technologies Inc. (the "Issuer") owned by GEPT and of 2,995,197 shares of Common Stock of the Issuer owned by such other entities and accounts.  GEAM and GEPT each expressly disclaim that they are members of a "group."  GE disclaims beneficial ownership of all shares and expressly disclaims that it is a member of a "group."

Item 4	Ownership

	GEPT	GEAM	GE
(a) Amount beneficially owned	2,113,836	5,109,033	Disclaimed
(b) Percent of class	1.99%	4.80%	Disclaimed
(c) No. of shares to which person has
(i) sole power to vote or direct the vote	None	2,995,197	Disclaimed
(ii) shared power to vote or direct the vote	2,113,836	2,113,836	Disclaimed
(iii) sole power to dispose or to direct disposition	None	2,995,197	Disclaimed
(iv) shared power to dispose or to direct disposition	2,113,836	2,113,836	Disclaimed

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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CUSIP No. 01741R102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            February 14, 2012

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy General Counsel & Assistant Secretary

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy General Counsel & Assistant Secretary

GENERAL ELECTRIC COMPANY

By:	/s/ Dmitri A. Stockton
Name: Dmitri A. Stockton
Title: Senior Vice President

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  Schedule I

JOINT FILING AGREEMENT

This will confirm the agreement by and between all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Allegheny Technologies Inc. is being filed on behalf of each of the undersigned.

Dated:               February 14, 2012

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy General Counsel & Assistant Secretary

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy General Counsel & Assistant Secretary

GENERAL ELECTRIC COMPANY

By:	/s/ Dmitri A. Stockton
Name: Dmitri A. Stockton
Title: Senior Vice President

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  Schedule II

TRUSTEES OF GENERAL ELECTRIC PENSION TRUST

3001 Summer Street, P.O. Box 7900
Stamford, Connecticut 06904

The names of the Trustees of General Electric Pension Trust are as follows:

Dmitri A. Stockton

Paul M. Colonna

Michael T. Cosgrove

Ralph R. Layman

Matthew J. Simpson

Donald W. Torey

Gregory B. Hartch

David W. Wiederecht

Tracie A. Winbigler

George A. Bicher

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